SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                     --------------------------------------

                                ACTEL CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))

                     --------------------------------------

                Options to Purchase Common Stock, $.001 par value
                         (Title of Class of Securities)

                     --------------------------------------

                                   004934 10 5
            (CUSIP Number of Class of Securities Underlying Options)

                     --------------------------------------

                               David L. Van De Hey
                 Vice President & General Counsel and Secretary
                                Actel Corporation
                             955 East Arques Avenue
                           Sunnyvale, California 94086
                                 (408) 739-1010
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                         and communications on behalf of
                                 filing persons)

                     --------------------------------------

                                   Copies to:
                              Henry P. Massey, Jr.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                     --------------------------------------

                            Calculation of Filing Fee

============================================================ ===================

Transaction valuation*                 Amount of filing fee
-------------------------------------- -----------------------------------------
-------------------------------------- -----------------------------------------

$84,288,200.00                         $16,857.64
====================================== =========================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,523, 898 shares of Common Stock of Actel Corporation having an aggregate value of $84,288,200.00 as of May 31, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the estimated transaction value.


       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


       Amount Previously Paid:    Not Applicable
       Form or Registration No.:  Not Applicable
       Filing Party:              Not Applicable
       Date Filed:                Not Applicable

       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

              third-party tender offer subject to Rule 14d-1.

              issuer tender offer subject to Rule 13e-4.

              going-private transaction subject to Rule 13e-3.

              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1.   Summary Term Sheet.

       The Offer to Exchange all Outstanding Options for New Options dated June 1, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

       (a) The name of the issuer is Actel Corporation, a California corporation ("Actel"). The address of Actel's principal executive office is 955 East Arques Avenue, Sunnyvale, California 94086, and the telephone number at that address is (408) 739-1010.

       (b) This Tender Offer Statement on Schedule TO relates to an offer by Actel to exchange all options outstanding under the Actel Corporation 1986 Incentive Stock Option Plan, Actel Corporation 1995 Employee and Consultant Stock Plan, GateField Corporation 1993 Stock Option Plan, GateField Corporation 1996 Stock Option Plan, GateField Corporation 1999 Stock Option Plan, Prosys Technology, Inc. 1998 Stock Option Plan, and Autogate Logic, Inc. 1994 Stock Option Plan (collectively, the "Plans"), to purchase approximately 5,523, 898 shares of Actel's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under Actel's 1986 Incentive Stock Option or 1995 Employee and Consultant Stock Plans (the "New Options") upon the terms and subject to the conditions described in the Offer to Exchange. If you are not an employee of Actel or one of its subsidiaries and if you do not reside in the United States, you will not be eligible to accept the Offer. If you reside, or are employed by one of Actel's subsidiaries, outside of the United States, you will not be eligible to accept the Offer. If you are a director of Actel, you will also not be eligible to accept the Offer, even if you are an employee of Actel who resides in the United States. The information set forth in the Offer to Exchange is incorporated herein by reference.

       (c) Actel's Common Stock has been traded on the Nasdaq Stock Market's National Market under the symbol "ACTL" since August 2, 1993, the date of its initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices for its Common Stock as reported by the Nasdaq Stock Market's National Market:

        2001 Fiscal Year                                     High          Low
         Quarter Ended March 31, 2001...............    $   25.8125   $   18.75

        2000 Fiscal Year
         Quarter Ended March 31, 2000...............        36.50         21.625
         Quarter Ended June 30, 2000................        46.875        22.00
         Quarter Ended September 30, 2000...........        55.375        29.625
         Quarter Ended December 31, 2000............        39.00         20.00

        1999 Fiscal Year
         Quarter Ended March 31, 1999...............        22.625        12.50
         Quarter Ended June 30, 1999................        20.3125       11.00
         Quarter Ended September 30, 1999...........        20.00         13.00
         Quarter Ended December 31, 1999............        24.50         16.00

Item 3.   Identity and Background of Filing Person.

       (a) The name of the issuer is Actel Corporation, a California corporation. The address of Actel's principal executive office is 955 East Arques Avenue, Sunnyvale, California 94086, and the telephone number at that address is (408) 739-1010.

Item 4.   Terms of the Transaction.

       (a) The information set forth in the Offer to Exchange attached hereto as Exhibit (a)(1), the Election Form attached hereto as Exhibit
              (a)(2), and the Memorandum from Barbara McArthur to U.S. Actel Employees dated June 1, 2001, attached hereto as Exhibit (a)(3) are incorporated herein by reference.

       (b) Directors will not be eligible to participate in this exchange program. Employees who do not reside in the United States will not be eligible to participate in this exchange program.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

        Not applicable.

Item 6.   Purposes of the Transaction and Plans or Proposals.

       (a) The primary purpose of the 2001 Employee Option Exchange Program is to provide employees of Actel who hold options that are "out-of-the-money" with an opportunity to exchange those options for new stock options to be granted at fair marked value on or about December 31, 2001, so long as the employee is still employed by Actel on the date the replacement grant is made.

       (b) The stock options acquired in the 2001 Employee Option Exchange Program will be retired by Actel.

       (c)    The 2001  Employee  Option  Exchange  Program  will  result in the exchange of stock options on a one-for-one basis by the Actel employees who participate in the program. No individual will acquire additional shares of Actel stock in the exchange. Employees who participate in the exchange and are not employed by Actel on the replacement date will lose the ability to exercise their stock options that have been exchanged.

Item 7.   Source and Amount of Funds or Other Consideration.

       (a) Actel will issue stock options to purchase up to approximately 5,523, 898 shares of Common Stock of Actel from Actel's 1986 Incentive Stock Option and 1995 Employee and Consultant Stock Plans in return for Actel employees tendering for cancellation stock options they currently hold to purchase up to approximately 5,523, 898 shares of Common Stock of Actel.

       (b)    None.

       (d)    Not applicable.

Item 8.   Interest in Securities of the Subject Company.

       (a)    Not applicable.

       (b)    None.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

       (a)    Not applicable.

Item 10.   Financial Statements.

       (a)   (1)    The information appearing under the captions  "Consolidated
                     Balance  Sheets,"  "Consolidated   Statements  of  Income,"
                     "Consolidated Statements of Shareholders' Equity," "Consolidated Statements of Cash Flows," "Notes to Consolidated Financial Statements," and "Report of Ernst & Young LLP, Independent Auditors" in Actel's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is incorporated herein by reference.

              (2) The information appearing under the caption "Item 1. Financial Statements" in Actel's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2001, is incorporated herein by reference.

       (b)    Not applicable.

Item 11.   Additional Information.

       (a)    Not applicable.

       (b)    Not applicable.

Item 12.   Exhibits.

       (a)    (1)    Offer to Exchange all  Outstanding  Options for New Options
                     dated June 1, 2001.

              (2)    Election Form.

              (3) Memorandum from Barbara McArthur to U.S. Actel Employees dated June 1, 2001.

              (4)    Notice to Change Election from Accept to Reject.

              (5)    Form of Promise to Grant Stock Option(s).

       (b)    Not applicable.

       (d)    (1)    Actel Corporation 1986 Incentive Stock Option Plan.

              (2)    Actel   Corporation   1986  Incentive   Stock  Option  Plan
                     Prospectus.

              (3)    Actel Corporation 1995 Employee and Consultant Stock Plan.

              (4) Actel Corporation 1995 Employee and Consultant Stock Plan Prospectus.

              (5)    Form of Actel Corporation Stock Option Agreement.

       (g)    Not applicable.

       (h)    Not applicable.

Item 13.   Information Required by Schedule 13E-3.

       (a)    Not applicable.


                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                           ACTEL CORPORATION




    Date: June 1, 2001                  /s/ David L. Van De Hey
                         -------------------------------------------------------
                                          David L. Van De Hey
                            Vice President & General Counsel and Secretary